

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

May 24, 2007

Mr. H. Eric Peitz
Chief Financial Officer
Peru Copper Inc.
625 Howe Street, Suite 1050
Vancouver, BC
Canada V6C 2T6

   Re: **Peru Copper Inc.**
      Form 40-F for the Fiscal Year Ended December 31, 2006
      Filed April 2, 2007
      File No. 1-32461

Dear Mr. Peitz:

   We have reviewed your Form 40-F for the Fiscal Year Ended December 31, 2006 and have the following comments. We have limited our review of your filings to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 40-F for the Fiscal Year Ended December 31, 2006

Consolidated Statement of Cash Flows

1.   We note that you used cash in exploration of properties of $15 million, $16
        million and $11 million for the year ended December 31, 2006, 2005 and 2004.
        Tell us where you disclose information about these expenditures, including details
        identifying the related agreements necessary to understand the origins and
        purpose of the costs.

Note 3 – Exploration properties – Toromocho Project

2.   We note that you resolved a land dispute with the community of Pucara in
        October 2006, resulting in an agreement under which you contributed land,
        equipment and facilities valued at $1.95 million to the Pucara community. You
        also state that you made a $1.86 million cash payment in connection with this
        settlement in January 2007. Please clarify whether the value of the assets that you
        disclose is book or fair value; and explain the extent to which these payments
        were expensed in 2006, or other periods.

Note 9 – US GAAP

3.   Please expand your disclosure concerning the differences between Canadian
        GAAP and US GAAP in accounting for exploration and development costs to
        also address how you account for acquisition expenditures.   You may find the
        guidance in EITF 04-2 and 04-3 helpful in describing your U.S. GAAP policy
        with sufficient clarity.

4.   We note your US GAAP balance sheet only includes total assets. However, as it
        appears there may be GAAP differences in other line items in the balance sheet,
        such as equity, you may expand this disclosure to encompass all such items, either
        in the present format or by presenting a reconciliation of total equity from
        Canadian GAAP to US GAAP. You may refer to Item 17(c)(2)(ii) of the Form
        20-F instructions for clarification.

        Please disclose whether the option exercise conditions that you mention on page 5
        of MD&A, specifying that you would need a minimum equity balance of $100
        million in order to exercise the Toromocho Option, pertain to Canadian or US
        GAAP. Indicate the status of the arrangement, and the extent to which the
        conditions have been met.

Management's Discussion and Analysis of Financial Condition and Results of Operations

5.   On page 11, you state that the rights granted to you under the Toromocho Option
        Agreement supersede those of Pan American Silver, an entity which occupies
        "certain parcels of land" covered by this agreement. You also states that you
        anticipate that additional issues with Pan American Silver will surface and will be
        resolved. Please include a discussion of the additional issues of which you are
        aware, or which you anticipate will arise, and the financial aspects of material
        loss contingencies, such as the amounts accrued, and range of reasonably possible
        additional loss.

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please furnish a letter that keys your responses to our
comments and provides any requested information. Detailed letters greatly facilitate our
review. Please understand that we may have additional comments after reviewing your
responses to our comments.

         We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the
    filing;

·   staff comments or changes to disclosure in response to staff comments do not
    foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated
    by the Commission or any person under the federal securities laws of the United
    States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filing or in response to our comments on your filing.

        You may contact Nasreen Mohammed at (202) 551-3773 if you have questions
regarding comments on the financial statements and related matters.   Please contact me
at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief